AB 3/6/03

03013989

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. SECTION

SEC FILE NUMBER
8- 50876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STERLING ENTERPRISE GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

286 107TH AVENUE
(No. and Street)

TREASURE ISLAND	FLORIDA	33706
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. BOVA 813-870-3055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BOVA, PA
(Name — if individual, state last, first, middle name)

PO BOX 20526	TAMPA	FLORIDA	33622
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RB 3/19

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ALYN TOWNE III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING ENTERPRISES GROUP, INC., as of 12-31-02, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Nancy L. Bova

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
NANCY L. BOVA
MY COMMISSION # DD 137944
EXPIRES: July 31, 2006
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SEE NOTES TO FINANCIAL STATEMENTS AND INTERNAL CONTROL OPINION LETTER.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Sterling Enterprises Group, Inc.
Treasure Ialand, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Sterling Enterprises Group, Inc. as of December 31, 2002, and the related statements of income and expense, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, subject to the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Enterprises Group, Inc. at December 31, 2002 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Bova PA

February 26, 2003
Tampa, Florida

STERLING ENTERPRISES GROUP, INC.

BALANCE SHEET - DECEMBER 31, 2002

ASSETS		
ALLOWABLE ASSETS:		
Cash		$ 33,028
Trade receivables - dealer & others		82,147
Total allowable assets		115,175
NON-ALLOWABLE ASSETS:		
Loans and advances	$114,147	
Other assets	7,365	121,512
TOTAL		$236,687
LIABILITIES AND OWNERSHIP EQUITY		
AGGREGATE INDEBTEDNESS:		
Accounts payable and commissions		$ 26,733
OWNERSHIP EQUITY:		
Capital stock	$ 300	
Paid-in capital	129,218	
Retained earnings	80,436	209,954
TOTAL		$236,687

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.